Exhibit 12.01

XCEL ENERGY INC.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
Thousands of Dollars

		December 31,
	September 30, 2007
		2006	2005	2004	2003	2002
Earnings as defined:
Pretax income from continuing operations	$608,896	$750,092	$672,577	$684,199	$693,516	$793,701
Add:
Fixed charges	538,580	622,554	593,707	579,447	586,392	547,357
Deduct:
Undistributed equity in earnings (loss) of unconsolidated affiliates	1,632	2,775	712	3,342	4,833	(2,644)

Earnings as defined	1,217,844	1,369,871	1,265,572	1,260,304	1,275,075	1,343,702

Fixed charges:
Interest charges within rental expense	538,580	622,554	593,707	579,447	563,661	509,013
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	22,731	38,344

Total fixed charges	$538,580	$622,554	$593,707	$579,447	$586,392	$547,357

Ratio of earnings to fixed charges	2.3	2.2	2.1	2.2	2.2	2.5